SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              SCHEDULE 13G





               Under the Securities Exchange Act of 1934

                            First Cash, Inc.
                            ----------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                    (Title of Class of Securities)

                              319 42D 107
                              -----------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


1     a.     NAME OF REPORTING PERSON
      b.     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Richard T. Burke

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [  ]
                                                      (b) [  ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                          5    SOLE VOTING POWER

                               1,585,000

    NUMBER OF             6    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 -0-
    OWNED BY
      EACH                7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                    1,585,000
      WITH
                          8    SHARED DISPOSITIVE POWER

                               -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,585,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES[  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      22.3%

12    TYPE OF REPORTING PERSON

      IN


Item 1 (a)     Name of Issuer:

               First Cash, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
               690 E. Lamar Blvd. Suite 400
               Arlington, Texas 76011

Item 2 (a)     Name of Person Filing:

               Richard T. Burke

Item 2 (b)     Address of Principal Business Office:
               690 E. Lamar Blvd. Suite 400
               Arlington, Texas 76011

Item 2 (c)     Citizenship:

               United States

Item 2 (d)     Title of Class of Securities

               Common Stock

Item 2 (e)     CUSIP Number:

               319 42D 107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     [ ]   Broker or Dealer registered under Section 15 of the Act
     [ ]   Bank as defined in Section 3(a)(6) of the Act
     [ ]   Insurance Company as defined in Section 3(a) (19) of the Act
     [ ] Investment Company registered under Section 8 of the Investment Company Act
     [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     [ ]   Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G)
     [ ]   Group, in accordance with Rule 13d-(b) (1) (ii) (H)


Item 4   Ownership:

         Reference is made to page 2, items 5 through 11, inclusive, of this report.

Item 5   Ownership of 5% or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

Item 6   Ownership of More than 5% on Behalf of Another Person:

         N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         N/A

Item 8   Identification and Classification of members of the Group:

         N/A

Item 9   Notice of Dissolution of Group:

         N/A

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



RICHARD T. BURKE
----------------
RICHARD T. BURKE


Dated:    June 10, 1998